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04019416

SECURITI ... ISSION
...ugton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-33797

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Attkisson, Carter + Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1400
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Terry
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Owens & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

20 Perimeter Park Drive, Suite 110 Atlanta, GA 30341
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Attkisson, Carter and Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public Fulton Co. GA
My Commission Expires 1/22/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Attkisson, Carter & Company, Incorporated
(formerly Attkisson, Carter & Akers, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2003 and 2002

JAMES OWENS & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Attkisson, Carter & Company, Incorporated

We have audited the accompanying balance sheet of Attkisson, Carter & Company, Incorporated (formerly Attkisson, Carter & Akers, Incorporated) as of December 31, 2003, and December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Attkisson, Carter & Company, Incorporated, at December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the year the ended in conformity with generally accepted accounting principles.

Our audits have been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the audits of the financial statements mentioned above and, in our opinion , is fairly stated in all material respects in relation to the financial statements taken as a whole.

James Owens & Associates, P.C.
James Owens & Associates, P.C.
February 14, 2004

20 Perimeter Park Drive • Suite 110 • Atlanta, GA 30341 • (770) 451-3863 • Fax: (770) 454-7032

Attkisson Carter & Company, Incorporated
Balance Sheets
As of December 31, 2003 and 2002

Assets:		2003	2002
Cash	$	5,400	26,010
Clearing deposit		70,012	29,000
Receivable from clearing organization		95,623	123,024
Marketable securities at fair market value available for sale		52,724	0
Other assets		29,423	24,857
Total Assets	$	253,182	202,891
Liabilities and Stockholders' Equity:			
Accounts payable and accrued expenses	$	35,320	93,408
Deferred income taxes		34,000	22,000
Total liabilities		69,320	115,408
Stockholders' equity:			
Common stock, $1 par value; authorized 10,000; issued and outstanding 2,753.5 shares		2,754	2,754
Additional paid-in-capital		181,855	181,855
Less treasury stock, at cost		(5,833)	(5,833)
Unrealized gain on marketable securities		17,812	0
Retained earnings(deficit)		(12,726)	(91,293)
Total stockholders' equity		183,862	87,483
Total liabilities and stockholders' equity	$	253,182	202,891

See accompanying notes to financials statements

Attkisson, Carter & Company, Incorporated
Statements of Operations
Years Ended December 31, 2003 and 2002

		2003	2002
Revenues			
Commissions	$	2,050,345	1,950,394
Interest		95,640	79,652
Investment banking fees		500,102	247,745
Principal transactions		25,528	(42,617)
Rental and other income		104,032	165,681
Total Revenues		2,775,647	2,400,855
Expenses			
Compensation and benefits		268,819	266,534
Commissions		1,111,803	1,124,447
Clearing costs		231,915	338,748
Occupancy and equipment rental		240,000	240,000
Communications		84,896	130,824
Other		46,555	85,029
Total Expenses		1,983,988	2,185,582
Income before income taxes		791,659	215,273
Income tax expense		312,025	88,000
Net income	$	479,634	127,273

The accompanying notes are an integral part of these financial statements

Attkisson , Carter & Company, Incorporated
Statements of Stockholders' Equity
Years Ended December 31, 2003 and 2002

		Common Stock	Additional Paid-in Capital	Treasury Stock	Unrealized Apprecation	Retained Earnings (Deficit)	Total
Balance 12/31/01	$	2,754	181,855	(5,833)	(39,061)	71,398	211,113
Net income						127,273	127,273
Dividends paid						(289,964)	(289,964)
Change in unrealized apprecation					39,061	0	39,061
Balance 12/31/02		2,754	181,855	(5,833)	0	(91,293)	87,483
Net income						479,634	479,634
Dividends paid						(401,067)	(401,067)
Change in unrealized apprecation					17,812	0	17,812
Balance at 12/31/03	$	2,754	181,855	(5,833)	17,812	(12,726)	183,862

The accompanying notes are an integral part of these financial statements

Attkisson Carter & Company, Incorporated
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities			
Net income	$	479,634	127,273
Adjustment to reconcile net income to net cash provided by operating activities:			
Decrease (Increase) in receivables		27,401	(28,445)
Decrease (Increase) in marketable securities		17,812	39,060
Decrease (Increase) in other assets		(45,579)	60,782
(Decrease) Increase in accrued expenses		(58,087)	8,644
(Decrease)Increase in deferred income taxes		12,000	13,000
Net cash provided by operating activities		433,181	220,314
Cash flows from investing activites:			
Decrease (Increase) in marketable securities		(52,724)	29,659
Cash flows from financing activities:			
Dividends paid		(401,067)	(289,964)
Net (decrease) in cash and cash Equivalents		(20,610)	(39,991)
Cash and cash equivalents at beginning of year		26,009	66,000
Cash and cash equivalents at end of year	$	5,400	26,009

The accompanying notes are an integral part of these financial statements

Attkisson, Carter & Company, Incorporated
(Formerly Attkisson, Carter & Akers, Incorporated)
Notes to Financial Statements
Years Ended December 31. 2003 and 2002

Note A: Summary of Significant Accounting Policies

Description of Business
Attkisson, Carter & Company, Incorporated (formerly Attkisson, Carter & Akers, Incorporated) is a broker/dealer engaged in investment brokerage activities principally in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial)

Furniture Fixtures and Depreciation
Furniture and fixtures were fully depreciated as of December 31, 2003

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial abatements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the use of the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considered all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentration of Risks
The company's clearing deposit and receivable from clearing organizations are located at two securities clearing houses.

Note B: Capital Requirements

The company is subject to the net capital rules of the Securities and Exchange Commission. The rules prohibit a broker/dealer from engaging in any securities transaction at a time when its aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rules.

Note B: Capital Requirements, continued

At December 31, 2003 the Company's net capital of $101,703 exceeded its required net capital of $50,000 and results in a ratio of aggregate indebtedness to net capital of .68 to one.

Note C: Income Taxes

The components of income tax expense are as follows:

	2003	2002
Current		
Federal	$ 255,000	63,000
State	45,025	12,000
Deferred		
Federal	10,000	11,000
State	2,000	2,000
Total	$ 312,025	88,000

The tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and other items that give rise to deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	2003	2002
Deferred tax assets		
Temporary differences between accounts payable and accrued expenses	$ 30,000	91,300
91,300		
Deferred tax liabilities:		
Temporary differences between commissions receivable	(48,000)	(104,300)
Net tax deferred tax liability	$ (12,000)	(13,000)

Note C: Income Taxes, continued

The Company files a consolidated income tax return with its parent, First Atlanta Financial. Income taxes are allocated to the Company based on the taxes the Company would pay if it filed a separate return.

Total tax expense reflected in the accompanying statements if operations differs from amounts computed at statutory rates principally because of certain expenses which are not tax deductible.

Note D: Related Party Transactions

The Company is a wholly owned-owned subsidiary of First Atlanta Financial service Group, Inc. (First Atlanta Financial), which pays a substantial portion of the occupancy, equipment rental, communications, and other expenses, incurred directly or indirectly by the Company. The primary sources of funds available to First Atlanta Financial to pay these expenses are dividends and expense reimbursements from the Company. The company paid $401,067 in dividends for the year ended December 31, 2003

The Company paid $312,000 to First Atlanta Financial for income taxes allocated to the Company from the consolidated income tax return for 2003.

The Company paid $240,000 in rent to First Atlanta Financial for the year 2003.

Supplementary Information

JAMES OWENS & ASSOCIATES, P.C.

Certified Public Accountants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Attkisson, Carter & Company, Incorporated

In planning and performing our audit of the financial statements of Attkisson, Carter & Company, Incorporated for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

20 Perimeter Park Drive • Suite 110 • Atlanta, GA 30341 • (770) 451-3863 • Fax: (770) 454-7032

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Of consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

James Owens & Associates, P.C.

James Owens & Associates, P.C.
February 14, 2004